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            FORM 12B-25                                -------------------------
                                                       -------------------------
    NOTIFICATION OF LATE FILING                              SEC FILE NUMBER
                                                               000-21235
                                                       -------------------------
                                                             CUSIP NUMBER
                                                               068296102
                                                       -------------------------

(Check One): [x] Form 10-K [ ] Form 20-F [ ] Form 11-K
             [ ] Form 10-Q [ ] Form N-SAR

             For Period Ended: December 31, 2003
                               -----------------
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
             For the Transition Period Ended: ___________________

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

BarPoint.com, Inc.
------------------
Full Name of Registrant

-----------------
Former Name if Applicable

3100 Five Forks Trickum Road, Suite 401
---------------------------------------
Address of Principal Executive Office
 (Street and Number)

Lilburn, GA 30047
-----------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

         On February 18, 2004, in accordance with an Agreement and Plan of Merger dated February 5, 2004, BarPoint Acquisition Corp., a Delaware corporation, and wholly-owned subsidiary of BarPoint.com, Inc. (the "Company"), merged with and into FUNDever, Inc., a Delaware corporation ("FUNDever"), with FUNDever continuing as the surviving corporation.

         Because FUNDever was a non-public corporation, the Company has had to entirely redraft and prepare the business section in Item 1, and other significant portions of the other items required in Form 10-KSB, incorporating entirely new information relating to the business of FUNDever.

         In addition, the Company's auditors have been awaiting the completion of such redrafted sections of the Company's Form 10-KSB, and have therefore been unable to permit inclusion of their audited financial statements in the Form 10-KSB, and as a result, the Company is unable to file by March 30, 2004.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  G.P. Michael Freeman                 (770) 736-9383
                  --------------------                 --------------
                         (Name)                 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that the Company will have a net loss for the year ending December 31, 2003 of approximately $2,179,880, as compared to the net loss for the prior year ending December 31, 2002, of $10,071,454. The Company will report no revenue for 2003.

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                               BarPoint.com, Inc.
                               ------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date           March 30, 2004                    By  /s/ Mickey Freeman
    --------------------------------------            ------------------------
                                                     Mickey Freeman, President


                                    ATTENTION
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INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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